UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42885

Agroz Inc.

(Translation of registrant’s name into English)

No. 2, Lorong Teknologi 3/4A, Taman Sains Selangor, Kota Damansara,

47810 Petaling Jaya, Selangor, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or  Form 40-F.

Form 20-F ☒     Form 40-F ☐

Robotic Development Agreement

On January 2, 2026, Agroz Group Sdn. Bhd. (“Agroz Group”), a Malaysian private limited company and the operating subsidiary of Agroz Inc. (the “Company”), entered into the Robotic Development Agreement (“Robotic Development Agreement”) with Braiven Sdn Bhd (“Developer”). Under the Robotic Development Agreement, Agroz Group engaged the Developer for the design, development, and implementation of a comprehensive Robotics AI platform to facilitate the creation, development, and management of intelligent robotic systems (“Software”). The platform is envisioned to empower users to build custom robotic applications across various industries and use cases. Development of the Software will undergo various phases, as more fully set forth in the Robotic Developmetn Agreement. The consideration (“Consideration”) Agroz Group agreed to pay for the Software is ten million dollars ($10,000,000), which invoicing for the consideration will be made according to the following milestones: (i) 10% of the Consideration invoiced upon mobilization of the Software; (ii) 20% of the Consideration invoiced upon completion of phase 1 of the Software development (“Milestone # 2), as more fully set forth in Exhibit A of the Robotic Development Agreement (“Exhibit A”); (iii) 30% of the Consideration invoiced upon completion of phase 2 of the Software development, as more fully set forth in Exhibit A; (iv) 20% of the Consideration invoiced upon User Acceptance Testing; and (v) 20% of the Consideration invoiced upon final delivery and acceptance of the Software. The Robotic Development Agreement may be terminated by either party upon 45 days’ written notice if the other party breaches any material responsibilities and fails to rectify such breach within the notice period.

Payment for Milestone # 2

On March 25, 2026, Agroz Group and the Developer agreed to a payment plan in which the consideration ($2,000,000) for Milestone # 2 will be paid in the form of 4,000,000 Ordinary Shares of the Company, par value $0.0001 per share (“Consideration Shares”). The Developer subsequently assigned its right and entitlement to receive the Consideration Shares to various individuals.

The foregoing summary of the Robotic Development Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Robotic Development Agreement, a copy of which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

SUBMITTED HEREWITH

EXHIBIT

10.1+	Robotic Development Agreement between Agroz Group Sdn. Bhd. and Braiven Sdn Bhd.

+	Portions of this exhibit have been redacted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agroz Inc.

/s/ Gerard Kim Meng Lim
Gerard Kim Meng Lim, Chief Executive Officer
Date: April 16, 2026

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